UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-15018

Fibria Celulose S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Fidêncio Ramos, 302 and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

EXHIBITS

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Fibria Celulose S.A. (No. 333-195610) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 1, 2014, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.  It contains as an exhibit the following document:

Exhibit Number	Description of Document
1.1

Underwriting Agreement, dated January 11, 2017, by and among Fibria Overseas Finance Ltd., as issuer, Fibria Celulose S.A., as guarantor, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc., MUFG Securities Americas Inc., Natixis Securities Americas LLC and Scotia Capital (USA) Inc. as underwriters

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2017

FIBRIA CELULOSE S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Chief Financial Officer